FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of extraordinary report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

2.	Press release dated June 30, 2010 regarding transfer of management rights relating to IPS Alpha Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 30, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(Translation)

Extraordinary Report

pursuant to the Financial Instruments and Exchange Law of Japan

(June 30, 2010)

Hitachi, Ltd.

Tokyo, Japan

1.	Reason for filing

Resolutions were made for the proposals at the 141st ordinary general meeting of the shareholders held on June 29, 2010 (the “Meeting”). Therefore Hitachi, Ltd. (“Hitachi”) filed an Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, etc.

2.	Contents of Report

(1)	Date of the Meeting held: June 29, 2010

(2)	Matter to be resolved

Item Election of 12 Directors due to expiration of the term of office of all Directors

Twelve Director nominees were Mr. Tadamichi Sakiyama, Ms. Yoshie Ota, Mr. Mitsuo Ohashi, Mr. Akihiko Nomiyama, Mr. Kenji Miyahara, Mr. Tohru Motobayashi, Mr. Isao Ono, Mr. Takashi Kawamura, Mr. Masaharu Sumikawa, Mr. Hiroaki Nakanishi, Mr. Michiharu Nakamura and Mr. Takashi Miyoshi. Ms. Yoshie Ota, Mr. Mitsuo Ohashi, Mr. Akihiko Nomiyama, Mr. Kenji Miyahara and Mr. Tohru Motobayashi were nominees who fulfill the qualification requirements to be outside director nominees as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(3)	Number of voting rights indicating “for,” “against” or “abstain,” requirements for approving the proposals; and Results of resolutions, etc.

(i)	Voting rights as of the record date (March 31, 2010)

Number of shareholders who are entitled to vote: 368,574

Total number of voting rights: 4,446,209

(ii)	Voting rights exercised

	Voting rights exercised prior to the date of the Meeting	Voting rights of shareholders who attended the Meeting	Total
Number of shareholders	124,977	1,532	126,509
Number of voting rights	2,553,858	469,777	3,023,635

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(iii)	Results of resolutions

Proposals	Number of voting rights indicating “for,” “against” or “abstain” (note 2)			Ratio of favorable votes (note 3)	Results
	For	Against	Abstain
Proposals (note 1)
Tadamichi Sakiyama	2,697,679	305,033	5,393	89.22%	Approved
Yoshie Ota	2,878,928	128,699	485	95.21%	Approved
Mitsuo Ohashi	2,877,853	129,774	485	95.18%	Approved
Akihiko Nomiyama	2,141,037	866,538	532	70.81%	Approved
Kenji Miyahara	2,880,237	127,390	485	95.26%	Approved
Tohru Motobayashi	2,310,044	697,530	532	76.40%	Approved
Isao Ono	2,914,755	92,867	485	96.40%	Approved
Takashi Kawamura	2,817,564	190,059	485	93.18%	Approved
Masaharu Sumikawa	2,914,720	92,902	485	96.40%	Approved
Hiroaki Nakanishi	2,852,160	155,461	485	94.33%	Approved
Michiharu Nakamura	2,815,077	192,546	485	93.10%	Approved
Takashi Miyoshi	2,852,234	155,389	485	94.33%	Approved

Notes:

1.	Pursuant to the Companies Act and the articles of incorporation of Hitachi, for the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of shareholders who are entitled to vote and a majority of the votes for the proposal by such shareholders are required.
2.	Requirements for the resolutions were met by the voting rights exercised prior to the date of the Meeting and voting rights of shareholders who attended the Meeting of which Hitachi identified the indication. Therefore, other voting rights are not included in the number of voting rights indicating “for,” “against” or “abstain.”
3.	“Ratio of favorable votes” is the percentage of the number of voting rights indicating “for” to the sum of the number of voting rights exercised prior to the date of the Meeting and the number of voting rights of shareholders who attended the Meeting.

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FOR IMMEDIATE RELEASE

June 30, 2010

Transfer of Management Rights Relating to IPS Alpha Technology

Tokyo, Japan, June 30, 2010 — Panasonic Corporation (NYSE: PC / TSE: 6752, “Panasonic”), Hitachi, Ltd. (NYSE:HIT / TSE:6501, “Hitachi”) and Hitachi Displays, Ltd. (“Hitachi Displays”), Hitachi’s subsidiary which is engaged in the small and medium-sized LCD panel business, announced that Hitachi Displays conducts a corporate split today to establish IPS Alpha Support Co., Ltd (“IPS Alpha Support”). IPS Alpha Support will assume Hitachi Displays’ entire shareholding of 50.02% shares of IPS Alpha Technology, Ltd. (“IPS Alpha”), which designs, manufactures and sells large-sized LCD TV panels. Also today, Hitachi Displays transfers 94% shares of IPS Alpha Support to Panasonic, and 6% shares to Hitachi.

As a result of these transactions, Panasonic will effectively acquire 47.02% shares of IPS Alpha. Adding to its existing shareholding of 44.98%, Panasonic will have an effective investment in IPS Alpha of 92%.

Hitachi will have an effective investment in IPS Alpha of 5% during the current fiscal year, by acquiring 6% shares of IPS Alpha Support and other measures.

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Outline of IPS Alpha Technology (As of June 30, 2010)

1)	Company name	:	IPS Alpha Technology, Ltd.
2)	President	:	Fumiaki Yonai
3)	Headquarters	:	3732, Hayano, Mobara-shi, Chiba, Japan
4)	Established	:	January 1, 2005
5)	Main businesses	:	Design, manufacture, sales and related maintenance & services of Large-sized LCD TV panels
6)	Fiscal year-end	:	March 31
7)	No. of employees	:	3,065 (As of March 31, 2010; consolidated)
8)	Capital	:	100.0 billion yen
9)	Shareholdings	:	IPS Alpha Support Co., Ltd. : 50.02%, Panasonic : 44.98%, Development Bank of Japan and others : 5.00%
10)	Sales	:	142.0 billion yen (Year ended March 31, 2010; consolidated)

Outline of Hitachi Displays (As of June 30, 2010)

1)	Company name	:	Hitachi Displays, Ltd.
2)	President	:	Yoshiyuki Imoto
3)	Headquarters	:	Kanda Neribei-cho 3, Chiyoda-ku, Tokyo, Japan
4)	Established	:	October 1, 2002
5)	Main businesses	:	Design, manufacture, and sales of small & medium-sized LCD panels and related products, as well as maintenance and services
6)	Fiscal year-end	:	March 31
7)	No. of employees	:	11,412 (As of March 31, 2010; consolidated)
8)	Capital	:	35,274.5 million yen
9)	Shareholdings	:	Hitachi, Ltd. : 75.1%, Canon Inc. : 24.9%
10)	Sales	:	156.2 billion yen (Year ended March 31, 2010; consolidated)

About Panasonic Corporation

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.42 trillion yen (US$79.4 billion) for the year ended March 31, 2010. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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